International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street, P.O. Box 941428
Amman 11194, Jordan

November 8, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Volley and Amit Pande

Re:	International General Insurance Holdings Ltd.

Form 20-F for Fiscal Year Ended December 31, 2023

File No. 001-39255

Dear Mr. Volley and Mr. Pande:

On behalf of International General Insurance Holdings Ltd. (the “Company”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 1, 2024 (the “Comment Letter”), regarding the Company’s Form 20-F for fiscal year ended December 31, 2023 which was filed with the Commission on April 8, 2024 (the “20-F”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Form 20-F for Fiscal Year Ended December 31, 2023

Note 2. Summary of Significant Accounting Policies - (k) Deferred policy acquisition costs, page F-13.

1. Please refer to prior comment 3. We note the one-time policy election in ASC 944-30-25-1A was required to be made before fiscal years beginning after December 15, 2011. Considering this election was not made when available, please revise to apply the guidance in ASC 944-30-25-1A and restate your financial statements and related disclosure, or tell us why a restatement is not required. Refer to paragraph 59 in ASU 2018-09 for additional guidance.

Company response: We acknowledge the Staff’s position that the one-time policy election in ASC 944-30-25-1A was required to be made before fiscal years beginning after December 15, 2011. In deference to the view of the Staff, the Company agrees that we will begin to apply the accounting treatment in accordance with the Staff’s position going forward beginning in our Form 20-F for the year ended December 31, 2024. The Company will absorb the catch-up effect of this revised accounting treatment on the prior years in its financial statements for the year ended December 31, 2024. In the letter below, we have described for the Staff our initial analysis of this matter, explained why the Company has concluded that the error is not material and does not require a restatement, and provided the language we intend to include in our Form 20-F for the year ended December 31, 2024 in order to address this matter.

First Time Adopter of US GAAP

While we acknowledge and accept the Staff’s position on ASC 944-30-25-1A and will update our Form 20-F for the year ended December 31, 2024 accordingly, we would like to explain to the Staff how we had reached our prior conclusion that the accounting policy election, as outlined in ASC 944-30-25-1A, was available to us, as a first-time adopter of US GAAP on January, 1 2023.

Upon transitioning to US GAAP, we carefully reviewed ASC 944-30-25-1A and paragraph 59 of ASU 2018-09, which we interpreted as allowing a one-time policy election to continue expensing costs that had not been previously capitalized. This exemption, introduced by ASU 2010-26, set a deadline for this election before fiscal years beginning after December 15, 2011.

We noted that the deadline for the policy election under Topic 944-30-25-1A, as further outlined in ASU 2018-09, paragraph 59, had already passed. However, we believed that ASU 2018-09, paragraph 59, was specifically intended to apply to existing companies that had already been filing under US GAAP, and did not address or consider the position of first-time adopters transitioning from a different accounting framework, as typically US GAAP does not provide guidance on first-time adoption.

Therefore, as there was no specific standard in US GAAP governing first-time adoption, we relied on the principle that our Company, although new to US GAAP, should be treated as if we had always been reporting under US GAAP. Consequently, we exercised the policy election under ASC 944-30-25-1A with the respective transition requirements of the standard in line with how companies that had always applied US GAAP would have done, making the election within our first set of US GAAP financial statements. This distinction was critical for us, as we transitioned from a separate reporting regime using International Financial Reporting Standards (“IFRS”), where we had historically not capitalized internal acquisition costs, even prior to the fiscal years in question. In our view, this distinction made us eligible for the exemption under the US GAAP framework. In reaching our initial conclusion, we consulted with our accounting advisors and our policy election was discussed and agreed with our external auditors.

Notwithstanding our reason for taking the election, we acknowledge and accept the Staff’s position and thus we have quantified the impact of deferring the internal underwriting costs related directly to the successful acquisition of new or renewal insurance and reinsurance contracts according to the guidance set forth in ASC 944-30-25-1A and ASC 944-30-25-1AA. As described in the following section, we concluded that the error in making the one-time election was immaterial to our financial statements and to the most relevant financial statement line items. Accordingly, given the Staff’s view on this question, while we do not believe that a restatement of the financial statements is required, the Company agrees that we will begin to apply the accounting treatment in accordance with the Staff’s position going forward beginning in our Form 20-F for the year ended December 31, 2024 and we will absorb the catch-up effect of this revised accounting treatment on the prior years in our financial statements for the year ended December 31, 2024. In the following section we present out materiality analysis, and in the subsequent section we have presented the revised accounting policy disclosure we would propose to include in our next Form 20-F.

Materiality assessment

Historically, the internal underwriting costs related directly to the successful acquisition of new or renewal insurance and reinsurance contracts were expensed and recorded under the line item “General and administrative expenses” in the statement of income. However, given the Staff’s position that the policy election is not available, these internal underwriting costs that are directly related to the successful acquisition of new and renewal of insurance and reinsurance contracts will be reclassified to “Net policy acquisition expenses” and deferred, with amortization aligned with the earning of the corresponding premiums. These costs will continue to be reported within the expenses section of the statement of income. In addition, the Company will recognize any deferred internal underwriting costs related to the successful acquisition of new or renewal insurance and reinsurance contracts on the balance sheet under “Deferred policy acquisition costs, net of ceding commission.”

To evaluate the materiality of the error, we considered the guidance in ASC 250, which incorporates the guidance in Staff Accounting Bulletin (SAB) No. 99 “Materiality” and SAB No. 108 (SAB Topic 1.N: Quantifying Misstatements in Financial Statements). In accordance with the guidance, we have considered both quantitative and qualitative factors in our assessment of materiality as described below.

The correction had an immaterial impact on the Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, and Consolidated Statements of Shareholders’ Equity for each period presented in the Form 20-F as of December 31, 2023.

There was no net impact on the Statements of Cash Flows. Although net income increased, there was a corresponding offset in deferred policy acquisition costs within the net cash provided by operating activities section of the Statement of Cash Flows.

Based on the materiality analysis performed, management concluded that the correction had no material effect on key metrics (both GAAP and Non-GAAP), including net income, earnings per share, underwriting income, combined ratio, return on average equity, core operating income, core operating income per share, and core operating return on average equity. These metrics are considered relevant to investors and analysts. Management believes they provide meaningful period-to-period comparisons, helping investors and analysts assess the Company’s performance and make informed decisions. Additionally, management uses these key financial metrics to evaluate operating performance.

The error also had an immaterial impact on the results of the Company’s reportable segments.

As a result of this analysis, management concluded that the error had no material impact on our key financial metrics, primary financial statements, or materially affected financial statement line items for any period presented in the Form 20-F as of December 31, 2023. The tables below show the various financial metrics before and after the correction.

Importantly, the error did not alter the trend in the Company’s financial performance. Key financial metrics, including net income and basic and diluted earnings per share, continued to reflect the same growth from fiscal year 2021 to fiscal year 2023 as was previously reported.

The correction did not impact the Company’s financial statements for the year ended December 31, 2020 and earlier periods, as those were reported under IFRS. Under IFRS, we expensed direct internal underwriting costs attributable to successful underwriting efforts, as allowed. Therefore, the correction does not affect any of the Company’s results reported under IFRS.

The tables below reflect the impact of the correction under the Rollover and Iron Curtain methods as prescribed by Staff Accounting Bulletin (SAB”) No. 108 (SAB Topic 1.N: Quantifying Misstatements in Financial Statements) and ASC 250 (dollars in thousands, except per share amounts).

Rollover Method

		2021	2022	2023
Deferred policy acquisition costs, net of ceding commission	As stated	$56,767	$57,941	$65,272
	Revised	$58,262	$59,631	$66,964
	Change	$1,495	$1,690	$1,692
	Change %	2.6%	2.9%	2.6%

Net income for the year	As stated	$46,814	$89,234	$118,194
	Revised	$47,187	$89,429	$118,196
	Change	$373	$195	$2
	Change %	0.8%	0.2%	-

		2021	2022	2023
Income before tax	As stated	$48,628	$92,166	$126,048
	Revised	$49,001	$92,361	$126,050
	Change	$373	$195	$2
	Change %	0.8%	0.2%	-

Underwriting income	As stated	$103,970	$148,630	$183,089
	Revised	$101,935	$145,972	$180,390
	Change	$(2,035)	$(2,658)	$(2,699)
	Change %	(2.0)%	(1.8)%	(1.5)%

Net policy acquisition expenses	As stated	$59,622	$70,199	$74,976
	Revised	$61,657	$72,857	$77,675
	Change	$2,035	$2,658	$2,699
	Change %	3.4%	3.8%	3.6%

Earnings per share (basic)	As stated	$0.98	$1.85	$2.58
	Revised	$0.99	$1.85	$2.58
	Change	$0.01	-	-
	Change %	1.0%	-	-

Earnings per share (diluted)	As stated	$0.98	$1.84	$2.55
	Revised	$0.99	$1.85	$2.55
	Change	$0.01	$0.01	-
	Change %	1.0%	0.5%	-

Iron Curtain Method

		2023
Deferred policy acquisition costs, net of ceding commission	As stated	$65,272
	Revised	$66,964
	Change	$1,692
	Change %	2.6%

Net income for the year	As stated	$118,194
	Revised	$119,886
	Change	$1,692
	Change %	1.4%

		2023
Income before tax	As stated	$126,048
	Revised	$127,740
	Change	$1,692
	Change %	1.3%

Underwriting income	As stated	$183,089
	Revised	$182,080
	Change	$(1,009)
	Change %	(0.6)%

Net policy acquisition expenses	As stated	$74,976
	Revised	$75,985
	Change	$1,009
	Change %	1.3%

Earnings per share (basic)	As stated	$2.58
	Revised	$2.61
	Change	$0.03
	Change %	1.2%

Earnings per share (diluted)	As stated	$2.55
	Revised	$2.58
	Change	$0.03
	Change %	1.2%

In addition to the quantitative and qualitative considerations discussed above, the Company also noted the following in its qualitative analysis of materiality:

-	The correction did not mask a change in earnings or other trends.
-	The correction did not hide a failure to meet analysts’ consensus expectations for the enterprise.
-	The correction did not change a loss into income or vice versa.
-	The correction did not affect the Company’s compliance with regulatory requirements.
-	The correction did not affect the Company’s compliance with loan covenants or other contractual requirements.
-	The correction did not have the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
-	The correction did not involve the concealment of an unlawful transaction.
-	This error will not be an ongoing misstatement since the company will correct the error in its next Form 20-F for the year ended December 31, 2024 by taking the full impact of deferring the internal underwriting costs related to the successful acquisition of new or renewal insurance and reinsurance contracts.

While the Company has determined that a correction is appropriate to address the identified error, it concluded that the impact of the correction on the Company’s financial statements, after assessing materiality and considering the quantitative and qualitative factors set forth above, was not material to the Company’s previously issued consolidated financial statements.

The Company intends to correct the error in future periodic reports filed with the SEC, as applicable, and will include appropriate disclosure in the Form 20-F for the year ended December 31, 2024. Based on actual results to date and forecasts for fiscal year 2024, the impact of correcting the error in our fiscal year 2024 financial statements is expected to remain within acceptable materiality thresholds, consistent with the impacts discussed for fiscal years 2021 through 2023.

Revision to Form 20-F for the Year Ended December 31, 2024

The “Deferred policy acquisition costs” accounting policy in our financial statements for the year ended December 31, 2023 provided as follows:

(k)	Deferred policy acquisition costs

Acquisition costs that are directly related and incremental to the successful acquisition or renewal of business are deferred and expensed over the same period over which the corresponding premiums are recognised, in accordance with the earning pattern of the underlying contract. The Company’s insurance and reinsurance operations capitalize incremental direct external costs that result from acquiring a contract but do not capitalize salaries, benefits and other internal underwriting costs. Policy acquisition costs are net of ceding commissions received on business ceded under certain reinsurance contracts.

For our Form 20-F for the year ending December 31, 2024 and in subsequent reports, we would revise this accounting policy to read as follows:

Acquisition costs that are directly related and incremental to the successful acquisition or renewal of business are deferred and expensed over the same period in which the corresponding premiums are recognized, in accordance with the earning pattern of the underlying contract. Acquisition costs consist principally of commissions, brokerage, premium taxes, and certain internal underwriting costs.. Policy acquisition costs are net of ceding commissions received on business ceded under certain reinsurance contracts.

Note 14. Taxation, page F-40.

2. Please refer to prior comment 4. Please tell us and revise future filings to provide additional details related to your ability to write insurance contracts and earn income in foreign countries without paying taxes in the foreign country. Your disclosure should clarify any material tax laws and regulations and tax structures or strategies that result in this situation and discuss any related material risks.

Company response: In response to the Staff’s comments, we have provided below an explanation of arrangements that facilitate our ability to write insurance contracts and earn income across jurisdictions and tax structure related to our operations. We will include appropriate disclosure in our future filings to address this matter considering the Staff’s comment.

International General Insurance Co Ltd. (IGI Bermuda) is structured to act as the primary reinsurer within the Company’s group for risks originating in various foreign jurisdictions, allowing for efficient centralized risk management, capital deployment, and compliance with Bermuda’s regulatory framework. This structure primarily involves reinsurance assumed business written through established broker relationships, which enables IGI Bermuda to assume a wide range of risks from different regions without requiring a local underwriting presence in each country. By issuing reinsurance contracts and managing the risk portfolio in Bermuda, the income from these activities is attributed to Bermuda, where no corporate income tax currently applies. However, certain jurisdictions do impose withholding or premium taxes on reinsurance transactions, which are deducted at source as per local tax requirements.

In addition, IGI Bermuda has entered into reinsurance agreements with respect to business written by our UK and other European subsidiaries. This structure aligns with the company’s operational strategy and supports IGI Bermuda’s capital management by centralizing capital to back a consolidated risk portfolio.

The company closely monitors evolving international tax regulations and assesses any potential impact on this structure as part of its ongoing capital and risk management practices. Currently, Bermuda does not impose any corporate income tax on Bermuda-based companies, which has historically allowed IGI Bermuda to operate with a 0% effective tax rate. However, recent legislative developments have introduced a material change to Bermuda’s tax landscape. The Government of Bermuda enacted the Corporate Income Tax Act 2023, which introduces a 15% corporate income tax rate for businesses that are part of Multinational Enterprise Groups (“MNE Groups”). This tax will take effect on January 1, 2025. An MNE Group is considered “in scope” for this tax if it has an annual revenue of EUR 750 million or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately preceding any fiscal year starting on or after January 1, 2025.

Based on the current provisions of this law, our Company does not meet the revenue threshold to be considered an in-scope MNE Group and, therefore, would not be subject to the new Bermuda corporate income tax under the Corporate Income Tax Act 2023. However, we recognize the material risk posed by changing tax regulations, both within Bermuda and internationally, and remain vigilant in monitoring the potential implications of such legislative changes on our corporate structure, tax strategy, and financial results.

Our effective tax rate and tax liability is based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex and require careful consideration and ongoing tax risk management. To address these risks, we regularly monitor new regulatory developments in consultation with our tax advisors to ensure compliance with global tax regulatory regimes, as applicable. Management believes its application of current laws, regulations and treaties to be correct and sustainable upon examination by the tax authorities.

We thank the Staff for its review of the foregoing and the Company’s Form 20-F. If you have further questions or comments, please feel free to contact me at 011 9626 566 2082 Ext. 403 or pervez.rizvi@iginsure.com or our counsel, Michael Levitt, at 212-277 4004 or michael.levitt@freshfields.com

Sincerely,

/s/ Pervez Rizvi
Pervez Rizvi

cc:	Walid Jabsheh
Rawan Alsulaiman
International General Insurance Holdings Ltd.